SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

August 29, 2022

Via Edgar

Cara Wirth/Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SunCar Technology Group Inc.

Draft Registration Statement on Form F-4 Submitted July 8, 2022

CIK No. 0001936804

Dear Ms. Wirth and Mr. Field:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 5, 2022 with respect to the Draft Registration Statement on Form F-4 (the “DRS”) submitted with the SEC on July 8, 2022 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “DRS/A”) submitted to the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Draft Registration Statement on Form F-4

Cover Page

1. We note your statement that “Auto Services Group Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China.” Please revise to disclose this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Please also revise this disclosure (and all related China-based issuer disclosure throughout the prospectus) to disclose your status as a China-based Issuer as it relates to PubCo post-combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and throughout the DRS/A.

2. Please revise the cover page to disclose the full amount of consideration in connection with the Business Combination, including the CEO’s potential earnout shares.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the DRS/A.

3. We note the defined terms in the “Use of Certain Terms” section. Please revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Please revise to include definitions for “PRC Subsidiaries” and if different, “PRC Operating Entities.” Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and throughout the DRS/A.

4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a paragraph to disclose the cash transfer and dividend distribution plan on the cover page of the DRS/A.

5. With respect to your transfers of cash, please disclose:

● On the cover page and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

● Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

● To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Please note that the foregoing disclosure should not be qualified by materiality.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added certain disclosures on the cover page regarding the structure of cash flows within the Company’s organization. The Company currently does not have any cash management policies.

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 4

6. We note your redemption scenarios on page 151. Please add a question and answer to disclose the equity stakes of each group of shareholders in a chart or another easily understandable presentation in this section, that is as of a recent date. Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, and the shareholders of SunCar, including the earn-out. The disclosure should also show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

COMPANY RESPONSE: The Company has expanded the disclosure on page 5 in response to the Staff’s comment. The Company also added another Q&A under the heading “What is the redemption scenario accompanying with the Business Combination?” on page 5 in response to the Staff’s comment.

7. We note that SunCar and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement. Please add a question and answer to discuss in detail this insider share purchase agreement to include why the parties will enter into this agreement, the number of shares to be purchased and their aggregate purchase price. Additionally, please revise the question and answer captioned “Do any of Goldenbridge’s directors, officers or the Sponsor have interests that may conflict with my interests with respect to the Business Combination?” on page 5 and the Interests of Certain Persons in the Business Combination section on page 18 to disclose this interest.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a separate question and answer titled “What is the Insider Share Purchase Agreement?”, and also revised the section titled “Interests of Certain Persons in the Business Combination” in the Acquisition Merger Proposal.

Q: What is the consideration being paid to SunCar security holders?, page 5

8. We note your disclosure that Mr. Zaichang Ye may be entitled to receive up to 1,600,000 earn-out shares if SunCar achieves certain revenue requirements for each of the fiscal years 2022, 2023 and 2024. Please revise to add a separate question and answer to discuss the earn-out in greater detail to include the achievement thresholds, the total shares issuable and the value of such shares.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a separate question and answer to disclose the earn-out plan.

Q: Will I experience dilution as a result of the Business Combination?, page 8

9. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the redemption table to show the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels.

10. We note that based on your disclosure on page 141, underwriting fees remain constant and are not adjusted based on redemptions. Please revise to disclose, in this section, the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has disclosed the underwriting fee under question “will I experience dilution as a result of the Business Combination”. In addition, the Company respectfully points out to the Staff that underwriting fees remain constant and are not adjusted based on redemptions, therefore, we do not have the effective underwriting fee on a percentage basis for shares at each redemption level.

Summary of the Proxy Statement/Prospectus, page 12

11. We note SunCar’s corporate structure chart on page 19. Please disclose the holders of the other remaining interests in Beijing Beisheng United Insurance Agency Co. Limited and Shanghai Shengshi Dalian Automobile Service Co., Limited.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has disclosed the holders of the other remaining interests in Beijing Beisheng United Insurance Agency Co. Limited and Shanghai Shengshi Dalian Automobile Service Co., Limited Under “SunCar’s Holding Company Structure”.

12. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions or approvals requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. With respect to each permission or approval, please revise to state whether you relied on an opinion of counsel in making such a determination. If so, please name counsel and file the consent of counsel as an exhibit. To the extent that you did not rely on counsel, please revise to state as much and state why such an opinion was not obtained. In this regard, we note certain references to Allbright Law Offices as PRC Counsel. Please revise as applicable and provide the required consent.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added disclosure under “Regulatory Approvals” in the Section “Summary Of The Proxy Statement/Prospectus” of the DRS/A.

13. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please revise to include the disclosure requested in comments 4 and 5 above.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added disclosure under “Cash Transfer” in the Section “Summary Of The Proxy Statement/Prospectus” of the DRS/A.

14. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added disclosure under “Auditor’s regulation” in the Section “Summary Of The Proxy Statement/Prospectus” of the DRS/A.

Summary of Risk Factors

Risks Related to Doing Business in China, page 19

15. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references from each summary risk factor to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised “Summary of Risk Factors – Risks Related to Doing Business in China” of the DRS/A.

Comparative Per Share Information, page 23

16. Please explain why GBRG has a positive book value per share as of March 31, 2022 when its balance sheet had negative shareholders’ equity at this date. Please advise or revise as appropriate.

COMPANY RESPONSE: The Company respectfully informs the Staff that the value of ordinary shares that are subject to possible redemption were inadvertently included in the net book value of GBRG as of March 31, 2022. In response to the Staff’s comment, the Company has revised its disclosure under “Comparative Per Share Information” of DRS/A to exclude the value of ordinary shares that are subject to possible redemption from the net book value of GBRG in the calculation of book value per share of GBRG as of March 31, 2022.

Risk Factors, page 25

17. We note your statements on pages 26 and 39 regarding the potential impacts of inflation, with respect to the increase in labor costs in China and more generally, with respect to the economic environment in recent years. Please expand to identify the principal factors contributing to the inflationary pressures that you have experienced and clarify the resulting impact to the company, specifically with respect to your products and services. Additionally, please disclose whether recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure under “Risk Factor - We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our suppliers are crucial to our business. Failure to establish and maintain stable relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects”, and “Risk Factor - Increases in labor costs and employee benefits may adversely affect our business and profitability”, and added a risk factor named “Global inflationary pressures could negatively impact our results of operations and cash flows” in the Section “Risk Factors” of the DRS/A.

18. We note your statements on pages 26 and 39 that your supply chain may be impacted by “unexpected demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor issues, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of armed conflicts or disease, such as the war in Ukraine or COVID-19, or other conditions.” Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure under “Risk Factor - We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our suppliers are crucial to our business. Failure to establish and maintain stable relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects”, and “Risk Factor - Increases in labor costs and employee benefits may adversely affect our business and profitability”, and added a risk factor named “Global inflationary pressures could negatively impact our results of operations and cash flows” in the Section “Risk Factors” of the DRS/A.

19. We note your statements regarding the potential effects that the military conflict between Russia and Ukraine may have on supply chain, which may in turn negatively impact your business. Please revise to disclose specifically how your business may be impacted, for example discuss whether you have or expect to experience labor shortages that impact your business and experience cybersecurity attacks in your supply chain. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure under “Risk Factor - We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our suppliers are crucial to our business. Failure to establish and maintain stable relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects”, and “Risk Factor - Increases in labor costs and employee benefits may adversely affect our business and profitability”, and added a risk factor named “Global inflationary pressures could negatively impact our results of operations and cash flows” in the Section “Risk Factors” of the DRS/A.

20. We note your disclosure on page 52 about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expressly disclosed the determination regarding the inability to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong under “Risk Factor - Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.” In addition, the Company has also revised its disclosure to add the potential impact of having Accelerating HFCAA effective under the same risk factor of the DRS/A.

“Our historical business growth and profitability may not be indicative of future performance...”, page 25

21. Please revise to discuss SunCar’s net losses for 2020 and 2021.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has provided further disclosure that SunCar’s net losses are caused by its discontinued operations which were disposed of as of March 1, 2022.

“Any breaches to our security measures, including unauthorized access to our systems, computer viruses and cyber attacks . . . “, page 27

22. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Please discuss the measures you have taken to mitigate these risks.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added one paragraph under “Risk Factor - Any breaches to our security measures, including unauthorized access to our systems, computer viruses and cyber attacks may adversely affect our database and reduce the use of our services and damage our reputation and brand names” of the DRS/A.

“The Chinese government exerts substantial influence over the manner in which we must conduct our business activities...”, page 41

23. We note your disclosure in this risk factor related to permissions requirements from the China Securities Regulatory Commission (CSRC) and Cyberspace Administration of China (CAC) is overly vague and inconclusive. Please revise to explicitly state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you conclude no permissions or approvals are required or are applicable, please discuss the basis for these conclusions to include whether an opinion of counsel was obtained.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expressly disclosed the permission requirements of CSRC and whether and why they do not apply to the Company and its subsidiaries under “risk factor - The approval of the China Securities Regulatory Commission may be required in connection with this Transaction, and, if required, we cannot predict whether we will be able to obtain such approval” in the F-4. In addition, the Company has expressly disclosed the analysis regarding CAC review under “Risk Factor - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” in the F-4.

“We may become subject to a variety of laws and regulations in the PRC ...”, page 45

24. We note your statement that “[o]ur PRC subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure accordingly in the last paragraph of “Risk Factor - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” of the DRS/A.

Risk Factors Relating to Goldenbridge’s Business, page 57

25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent trading prices of ordinary shares exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a risk factor titled “Goldenbridge may redeem your unexpired GBRG Public Warrants prior to their exercise at a time that is disadvantageous to you.” The steps the Company will take to notify all shareholders regarding when the warrants become eligible for redemption have been discussed in the section titled “DESCRIPTION OF PUBLCO’S SECURITIES”. In such disclosure, the Company clarified that recent trading prices of GBRG Ordinary Shares have not yet exceeded the threshold that would allow GBRG to redeem public warrants.

Capitalization, page 72

26. Please revise to include Suncar’s historical non-controlling interests as a component of its total capitalization as of March 31, 2022. Also, the “as adjusted” assuming no redemption and assuming maximum redemption capitalization amounts should also be revised to include the non-controlling interests as a component of total capitalization.

COMPANY RESPONSE: In response to the Staff’s comments, we have revised our disclosure under Section “Capitalization” of DRS/A to include SunCar’s historical non-controlling interests as a component of its total capitalization as of March 31, 2022, as well as the total capitalization “as adjusted” assuming no redemption and assuming maximum redemption.

Redemption Rights, page 75

27. Please update this section to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

COMPANY RESPONSE: In response to the Staff’s comments, we have revised our disclosure under the heading “Redemption Rights.”

Differences between PubCo’s Memorandum and Articles of Association and GBRG’s Memorandum and Articles of Association, page 79

28. We note that following the business combination PubCo will have a dual-class structure with super voting Class B Ordinary shares. Please disclose this material difference and add a question and answer to address this change and the resulting voting power the Class B holders will possess after the business combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a disclosure regarding the difference between share structure under Differences between PubCo’s Memorandum and Articles of Association and GBRG’s Memorandum and Articles of Association in Proposal 1 of the DRS/A. In addition, the Company has also added a question and answer to address this change and the resulting voting power the Class B holders will possess under Questions And Answers About The Business Combination And The Extraordinary General Meeting of the DRS/A.

29. We note that following the business combination PubCo will have a new Memorandum and Articles of Association which will differ from Goldenbridge’s existing charter to include certain changes which appear to substantively affect Goldenbridge’s shareholder rights, i.e. the adoption of a duel-class structure with super voting Class B Ordinary shares. Please include a separate proposal which gives Goldenbridge’s shareholders an opportunity to express their views on PubCo’s new Memorandum and Articles of Association and any material provisions which will establish their substantive rights as shareholders in PubCo. Alternatively, tell us why you do not believe you are required to give Goldenbridge’s shareholders the opportunity to vote on these material changes to the securities that they will be receiving in this transaction.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a shareholder proposal No. 5 “THE PUBCO CHARTER PROPOSAL”.

Material U.S. Federal Income Tax Consequences, page 79

30. Please file a tax opinion that addresses the material federal income tax consequences to investors of the Reincorporation Merger and the Acquisition Merger, and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section titled “U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders”.

31. Please revise to remove all language stating that the information in this section is a “general discussion” and “summary” or that “it should not be construed as tax advice.” Investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

COMPANY RESPONSE: The Company believes that its has addressed each material issue in sufficient detail, as is standard practice with tax disclosures of this nature. By way of example, referencing just three recently filed Forms F-4, PropertyGuru Group Limited, Prenetics Global Limited and Bullish similarly state that their “prospectus is intended to provide only a general discussion.” Moreover, the Prenetics Global Limited filing states that the discussion of U.S. federal income tax considerations is a “summary [that] does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the business combination.” Finally, a separate recently filed Form F-4, Gogoro Inc., similarly states that “the discussion of certain material U.S. federal tax considerations…is not tax advice” and that each “holder should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations.”

Section III.D.1 of Staff Legal Bulletin No. 19 specifically states that “It is common practice, however, for an opinion to recommend that investors consult their own tax advisors or counsel, particularly with respect to the personal tax consequences of the investment, which may vary for investors in different tax situations.” The tax disclosure is intended to be a general discussion of the potential tax consequences and shareholders must turn to their tax advisors for advice that is specific to their unique circumstances. We cannot address every possible tax consequence of the transaction for every unique shareholder, and per Staff Legal Bulletin No. 19, it is not expected that we should address the personal tax consequences to each investor.

32. Please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19. Additionally, please revise the proxy statement/prospectus throughout to include the applicable questions and answers and risk factors.

COMPANY RESPONSE: We have addressed each material issue in sufficient detail, as is standard practice with tax disclosures of this nature. We have included all relevant questions and answers and risk factors as they pertain to Goldenbridge shareholders. Section III.C.4 of Staff Legal Bulletin No. 19 states that “If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel or accountant may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty.” As such, Loeb will issue a “should” opinion as to the potential tax consequences to Goldenbridge shareholders of the Reincorporation Merger due to the lack of authority directly addressing the tax consequences of the transaction.

Interests of Certain Persons in the Business Combination, page 92

33. Please revise your disclosure, here and elsewhere, as appropriate to:

● Quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of- pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. In this regard, we note the Insider Share Purchase Agreement should be discussed and disclosed.

● Highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

● Clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised and expanded the description in section “Interests of Certain Persons in the Business Combination” in the Acquisition Merger Proposal.

34. Please revise here, and elsewhere as appropriate, to:

● Highlight all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

● Please expand your disclosure regarding the sponsor’s resulting ownership interest in SunCar. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised and expanded the description in section “Interests of Certain Persons in the Business Combination” in the Acquisition Merger Proposal.

Regulatory Approvals, page 94

35. In each instance where you mention SunCar’s PRC legal advisor, please revise to name such advisor and include their consent as an exhibit.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a definition of “PRC Legal Advisor” under “Use Of Certain Terms” to clearly disclose Allbright Law Offices as the Company’s PRC legal counsel. In addition, we have also added exhibit 23.4 and exhibit 99.1 for their consent and opinion regarding PRC law matters.

Background of the Business Combination, page 95

36. Please revise to summarize the material discussions and negotiations surround the determination of the consideration to be paid in connection with the business combination. Please state the reasons for the difference in valuation between GBRG and SunCar. Additionally, please disclose how the earn-out milestones were determined and how it was determined that only the Chief Executive Officer of SunCar would receive such earn-out shares.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

37. Please describe, in detail, the reasons that GBRG determined that SunCar offered the most compelling business combination opportunity and any discussions and/or negotiations surrounding the material terms and the entry into the letter of intent with SunCar on May 5, 2022.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

38. We note the discussions and negotiations between GBRG and SunCar in April and May of 2022. Please revise to provide a detailed description of such events, including:

● The competitive environment and growth opportunities discussed on April 27, 2022.

● How the form of letter of intent delivered by GBRG on April 29, 2022 came about and disclose how such valuations were determined. In this light, we note that the conference call on April 29, 2022 specifically did not specify any proposed terms for the transaction. Please clarify how valuations in the form of letter of intent were determined.

● The commercial and legal matters discussed on April 30, 2022 and how GBRG determined to propose the pre-money enterprise value of SunCar and SunCar’s reasoning for its proposed valuation. Please also disclose how GBRG determined the valuation and its terms (such as the performance targets) and the reasons for the changed terms that were presented in the modified draft letter of intent.

● The estimate of the total transaction costs of the Business Combination and to the extent that estimate has differed materially from the current estimated transaction costs, please revise to disclose the reasons why.

● The discussions and negotiations that lead to the terms and signing the May 5, 2022 letter of intent.

● A summary of the material terms of all items discussed between May 6 and May 23, 2022.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

39. We note that GBRG engaged Maxim to introduce suitable business combination targets to GBRG. Please disclose the date on which GBRG engaged Maxim and disclose the number of targets that Maxim introduced to GRBG. Additionally, please quantify the aggregate fees payable to Maxim upon completion of the business combination, including any fees in connection with introductions to target companies, outside of the $2,012,500 payable upon consummation of the Business Combination. If applicable, disclose the potential conflict of interest of Maxim and any related risk factors that have or may arise from engaging Maxim in this capacity and as an underwriter in your initial public offering.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” on page 97 and added a risk factor in the section “Risk Factors” on page 63, in each case to include such information.

40. Please revise to more fully describe the role of SunCar’s financial advisors, Chain Stone Capital Limited and Trans Asia Capital Management Ltd in the transaction. Additionally, please disclose the compensation that the SunCar financial advisors received in connection with their role in the business combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

Certain Prospective Operational and Financial Information, page 97

41. We note your statement that “SunCar has not warranted the accuracy, reliability, appropriateness or completeness of the SunCar Management Projections to anyone, including to GBRG.” Please revise to remove this statement as it is inappropriate to disclaim responsibility for disclosure appearing in the proxy statement/prospectus.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has removed this statement in the DRS/A.

42. We note the SunCar Management Projections. Please disclose, in detail, the material underlying assumptions, estimates, and bases for the projections, including specific information and/or quantitative information relied upon in calculating the projections for SunCar as a whole and each of SunCar’s business lines.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section “Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination – Certain Prospective Operational and Financial Information”.

Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination Engagement of Financial Advisor to Goldenbridge, page 97

43. Please disclose the reason that GBRG retained CHFT for a valuation opinion. Additionally, please disclose the scope of the opinion and the information about the opinion that is required by Item 1015(b) of Regulation M-A and include the opinion as an exhibit or annex to the proxy/registration statement. Refer to Item 21(c) of Form F-4. As a related matter, in an appropriate place in your filing please disclose the compensation paid to CHFT in connection with this valuation opinion. Additionally, please disclose whether CHFT was retained to provide any additional services, the related fees, and whether those fees are conditioned upon the completion of the transaction.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section “Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination – Engagement of Financial Advisor to Goldenbridge” and attached the valuation report delivered by CHFT as an exhibit.

Valuation Analysis of CHFT as an Independent Professional Valuer to SunCar, page 98

44. We note CHFT’s Valuation Analysis. With respect to the Guideline Public Company Analyses, please disclose the comparable financial, operating, and sector-specific characteristics for each company and disclose why such information was comparable to SunCar. Additionally, please disclose the breakdown of the trading multiples for each selected peer group company. In this regard, for each peer group company, disclose the calculated multiple and the associated inputs, i.e. enterprise value and 2023E sales.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section “Guideline Public Company Analyses” under “Discussion of SunCar Management Projections”.

Goldenbridge Board’s reasons for the approval of the Business Combination, page 100

45. We note that the GBRG Board received a valuation opinion from CHFT. Please revise to discuss what consideration was given to this opinion.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section “Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination – Engagement of Financial Advisor to Goldenbridge ” to discuss the consideration that Goldenbridge Board gave to the valuation opinion.

46. We note the factors that the GBRG Board considered in supporting its decision to enter into the Merger Agreement and related agreements and transactions. Please revise to provide additional disclosure that provides insight into and context for how each factor supports the GBRG Board’s recommendation. Additionally, we note that the GBRG Board considered a number of SunCar business-specific factors such as quality and value of the intellectual property, nation-wide supplier and sales partner network, etc. Please revise to discuss these considerations in greater detail to include how each factor supports the GBRG Board’s recommendation.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has significantly expanded the section titled “Goldenbridge Board’s reasons for the approval of the Business Combination”.

47. In recommending the transaction, we note that the GBRG Board considered the terms of the Merger Agreement. Please revise to state whether the GBRG Board considered the consideration to be paid for the target company in recommending the transaction and if not, why not.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has significantly expanded the section titled “Goldenbridge Board’s reasons for the approval of the Business Combination”.

Industry Overview Of SunCar, page 106

48. We note that Forest & Sullivan prepared a report for SunCar that you are relying on. Please revise to file Forest & Sullivan’s consent as an exhibit. Additionally, please revise your disclosure to note specifically when you are relying on the Forest & Sullivan report and provide sources for the statements that do not rely on information from the Forest & Sullivan report.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has clarified its reliance on the Forest & Sullivan report, including for the entire Industry Overview section and at specific points in the Business of SunCar section. The Company is also filing Forest & Sullivan’s consent as an exhibit.

Business of SunCar , page 109

49. Please revise to cite sources of information for statements made in this section, or otherwise characterize such statements as management’s beliefs. Where you make quantitative representations about your business, please revise to provide such information for each of the same periods presented in your financial statements. Where you make quantitative statements about your position in the market, please provide sufficient context so that investors can fully understand your market share and reach. Further, where you provide information about your geographic location in China, please revise to highlight the specific locations, and if relevant, the number of customers in each location. Some examples of the foregoing include statements such as:

● “The after-sales market is highly fragmented, complex and localized, with non-standard quality specifications.”

● “We had over 1,200 clients using our services by the end of 2021, generating over 700 customized service solutions running on over 1,100 client applications. We have developed a network of over 42,000 suppliers in over 2,500 districts and counties in China, completing over 91 million service orders within the last 5 years.”

● “We are now working with 8 mainstream NEV and smart car panel players, embedding our after-sales service solutions into their online applications and panels, and providing various insurance products to NEV owners.”

● “Our one stop after-sales solution connects our clients with full spectrum services covering most places in China, while we provide quality standard supervision, data security and on-demand flexibility.”

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the Business of SunCar section to: (1) identify statements as beliefs; (2) provide quantitative representations for the year 2020 in addition to the year 2021; (3) provide contexts including geographic locations for markets.

SunCar considers the specific geographic locations of its customers to be irrelevant, because (1) the nature (and indeed core value proposition) of SunCar’s business is online (such as its online insurance and technology business lines) and/or on-demand, on-location service (such as its automotive after-sales service, including car maintenance, designated driving, and road assistance) where service-providers travel to the location of the customer at the customer’s demand; and that (2) the very purpose of the automobile industry is to facilitate mobility, and independence from geographic locations, such that SunCar expects most, if not all, of its customers to be at different geographic locations at different times it utilizes SunCar’s service, since these customers drive around in their automobiles.

50. We note your statement that “[a]s of 2021, we rank first in China in both the enterprise automotive after-sales services market in terms of revenue, and in the online auto insurance intermediaries in terms of auto insurance premium facilitated for NEVs.” Please disclose how many competitors are in this space. With respect to online auto insurance premiums facilitated for NEVs, please clarify if this is a reference to the number of premiums facilitated or total amount of premiums facilitated.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure in the first paragraph and added a second paragraph under “Business of SunCar” of the DRS/A to clarify the insurance premium and the competitors in the business.

51. We note that you have started making technologies for new business lines, including working on a SaaS model product offering and plan to gradually turn suppliers into technology customers. Please revise to disclose the steps taken towards this new business line and your estimated timeline for growing this business.

COMPANY RESPONSE: In response to the Staff’s comment, we have added a paragraph in “Our technology business” under “ Business of SunCar” of the DRS/A to disclose the steps taken towards this new business line and our estimated timeline for growing this business.

Direct synergies between our two major business segments, page 112

52. We note your disclosure on page 111 that by the end of 2021, you engaged with 85 insurance companies and over 600 insurer branches. Please revise to give an indication of what percentage or market share of the insurance market that you currently do business with. Additionally, please revise to discuss the differences between insurance companies and insurer branches. We also note your disclosure on page 112, that as of December 31, 2021, you had 190 of your engaged insurances companies and their branches as after-sales service clients. Please revise to distinguish how many of the 190 were insurance companies and how many were insurer branches. To the extent that the type of breakdown has an impact on your business or there are higher revenues or fees that result from insurance companies vs. insurer branches, please revise to state as much.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised “Our insurance intermediation business” under “Business of SunCar” and revised accordingly in “Direct synergies between our two major business segments” under “Business of SunCar” of the DRS/A.

Our Value Propositions, page 113

53. Please provide additional support for statements made in this section. Either provide quantitative results or state that you are relying on management’s beliefs or otherwise.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised “Our Value Propositions” under “Business of SunCar” of the DRS/A to clarify that the statement made in this section is relying on management’s beliefs.

Our Automotive After-Sales Services Business Process, page 115

54. We note that in 2021, you terminated 52 of your after-sales service providers. Please disclose the impact, if any, that these terminations had on your revenues.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised “Our Value Propositions” under “ Business of SunCar” of the DRS/A to clarify that the statement made in this section is relying on management’s beliefs.

Growth Strategy, page 119

55. We note your statement on page 119 regarding the after-sales market in China, that “[a]ccording to Frost & Sullivan, in 2021, the top 5 services providers account for 40.3% market share.” We also note on page 124, you disclose that your market share is 13.9% among the automotive after-sales services market. Please disclose the percentage of market share held by the other top four services providers.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised the third paragraph of “Growth Strategy” under “Business of SunCar” of the DRS/A to disclose the percentage of other top four services providers.

Competition, page 120

56. We note your statement that “[a]s competition in China’s integrated automotive after-sales service market intensifies, we believe that we are well positioned to take advantage of opportunities in this growing industry.” Please disclose the reason(s) that you are well positioned in this way.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised the “Competition” under “Business of SunCar” of the DRS/A to disclose the reasons we are well positioned in this way.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar, page 124

57. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.

COMPANY RESPONSE: In response to the Staff’s comment, we have added a section named “Impact of global inflationary pressures” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar” of the DRS/A to disclose impact on our cash flow, liquidity, capital resources, cash requirements and financial position caused by inflation the Company is facing with. Except for inflation and other factors impacting financial results disclosed already, there is no any known trends or uncertainties noted that have had or are reasonably likely to have a material impact on our cash flows, liquidity, capital resources, cash requirements and financial position.

58. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

COMPANY RESPONSE: In response to the Staff’s comment, we have added a section named “Impact of Supply Chain Disruption” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar” of the DRS/A to clarify that supply chain disruptions do not materially affect our outlook or business goals, nor have it materially impacted our results of operations or capital resources.

Related Party Transactions, page 146

59. Please revise to provide all of the related party information required by Item 18 of Form F-4 and Item 7.B of Form 20-F with respect to the Working Capital Loans and the transactions described in the “Amounts due to related parties.”

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure under the heading “Related Party Transactions” of the DRS/A.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 153

60. Please revise to disclose the historical basic and diluted per share amounts and weighted average number of shares outstanding for SunCar. Refer to Rule 11- 02(a)(9) of Regulation S-X.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure in “Unaudited Pro Forma Condensed Combined Statement Of Operations For The Year Ended December 31, 2021” of the DRS/A to include the historical basic and diluted per share amounts and weighted average number of shares outstanding for SunCar.

61. Please revise your pro forma condensed combined statement of operations to present the Company’s net income or loss only from continuing operations. Refer to the guidance in Rule 11-02(b)(1) of Regulation S-X.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure in “Unaudited Pro Forma Condensed Combined Statement Of Operations For The Year Ended December 31, 2021” of the DRS/A to remove net loss from the operations of the discontinued operations.

62. The disclosure on page F-16 indicates that the monthly fee of $10,000 which became payable to Golden Bridge Capital Limited on June 1, 2020 will terminate upon completion of a business combination. Please revise to include a pro forma adjustment eliminating these monthly fees from the pro forma condensed combined statement of operations.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure in “Unaudited Pro Forma Condensed Combined Statement Of Operations For The Year Ended December 31, 2021” of the DRS/A to include a pro forma adjustment eliminating the monthly fees from the pro forma condensed combined statement of operations.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 155

63. Refer to footnote 3.(5) - Please revise to explain how you calculated or determined the various pro forma adjustments reflected in adjustment (5).

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure under “Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet” in the “Notes To Unaudited Pro Forma Condensed Combined Financial Statements” of DRS/A to explain how we calculated or determined the various pro forma adjustments reflected in adjustment (5).

Income per Share, page 156

64. The pro forma net income from continuing operations under each scenario used to calculate pro forma basic and diluted net income per share does not agree to the amounts reflected in the unaudited pro forma condensed combined statement of operations on page 153. Please reconcile and revise these disclosures.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised the pro forma net income from continuing operations under each scenario used to calculate pro forma basic and diluted net income per share to make it agree to the amounts reflected in the unaudited pro forma condensed combined statement of operations. Please see our revision under “Income Per Share” in “Notes To Unaudited Pro Forma Condensed Combined Financial Statements” of the DRS/A.

PubCo’s Directors and Executive Officers After the Business Combination Committees of PubCo’s Board of Directors, page 166

65. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with SunCar’s supply chain/suppliers/service providers.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the “Our Technology” section under “Business of SunCar”.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 169

66. Please disclose the the natural person(s) who have voting and/or investment control over the shares held by Golden Bridge Holding, LLC, Scienjoy Inc., Lucky Link International Limited, and Space Summit Capital LLC.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised and expanded the section “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE BUSINESS COMBINATION”.

Security Ownership of the Combined Company After the Business Combination, page 170

67. Please disclose the natural person(s) who have voting and/or investment control over the shares held by KMBP Holdings Limited, SSDL Holdings Limited, and YSY Group Limited.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a disclosure regarding the beneficiary owners of KMBP Holdings Limited, SSDL Holdings Limited, and YSY Group Limited under “Security Ownership Of The Combined Company After The Business Combination”.

Auto Services Group Limited Financial Statements Note 2. Summary of Significant Accounting Policies

(k) Revenue recognition, page F-53

68. Please provide us with your analysis of how you determined that you only have one performance obligation related to your various after-sale services included in your contracts with customers. Please clarify if the various services are provided throughout the contract term or the services are limited to a number of occurrences specified in the contracts. Also, please explain why the service coupons are not recognized over time as the services are provided. Refer to ASC 606-10-25-14 and 15 for guidance.

COMPANY RESPONSE: In response to the Staff’s comment, SunCar has added relevant disclosure in “Revenue Recognition - Critical Accounting Estimates” under Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of SunCar”, and “(k) Revenue recognition - Note 2. Summary of Significant Accounting Policies of Auto Services Group Limited Financial Statements of the DRS/A. The Company also made the following clarifications on SunCar’s after-sales services as below:

SunCar enters into framework contracts with enterprise clients and defines enterprise clients as SunCar’s customers according to ASC 606-10-20 that a customer is a party that has contracted with an entity to obtain goods services that are an output of the entity’s ordinary activities in exchange for consideration. SunCar sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and SunCar only provides one specific service among various service types for each specific service coupon.

SunCar identifies each service coupon (instead of each framework contract) as a contract with a customer under ASC 606-10-25-1 because the framework contract simply defines the terms and conditions under which the customer can order services from SunCar but not enforceable rights and obligations on the parties. Instead, each service coupon identifies each party’s specific rights regarding the services to be performed (i.e. the specific type of automotive after-sales services) and meets the criterion as in ASC 606-10-25-1 (b) that The entity can identify each party’s rights regarding the goods or services to be transferred.

The framework contracts outline the unit price of each single automotive after-sales service, payment terms and contract period, among others. In terms of payment terms, there are two types of settlement: 1) there is no duration of the coupon and SunCar charges enterprise clients when the coupon is redeemed as when the service is performed, and 2) the service coupon has a limited period of validity, usually 30 days. SunCar charges enterprise clients when the coupon is redeemed as service performed or when the coupon is expired, no matter whether the service has been performed since SunCar does not provide refunds to customers for coupons expired but not used.

Therefore, for each contract which services settled based on the consumption of each service coupon, SunCar identifies only one performance obligation, which is to provide a single after-sales service with the fixed price. SunCar recognizes revenue at a point in time when the performance obligation is completed, which is when the service is provided.

For each contract which service coupon is subject to a limited period of validity, SunCar identifies only one performance obligation, which is to stand-ready to provide a single after-sales service with the fixed price within the limited period of validity specified in the contract. SunCar recognizes revenue at a point in time when the performance obligation is completed, which is when the service is provided or when the service coupons expire since SunCar does not provide refunds to customers when a coupon is expired but not used.

In addition, according to ASC 606-10-25-14: At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either: (a) A good or service (or a bundle of goods or services) that is distinct; or (b) A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer and ASC 606-10-25-15: A series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met: (a) Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time; and (b) In accordance with paragraph 606-10-25-31 through 25-32, the same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

SunCar considers that each service coupon under one framework contract is a distinct service under ASC 606-10-25-14 (a). Specifically, according to ASC 606-10-25-19: A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct); and (b) The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). For SunCar’s automotive after-sales services, the customer can benefit from the consumption of each service coupon on its own by receiving each specific automotive after-sales service. In addition, each coupon represents one contract and there are no other promises in each contract and SunCar’s promise to transfer the service to the customer is separately identifiable and distinct within the context of the contract. Therefore, SunCar’s service coupons meet both criteria of ASC 606-10-25-19 and thus meet the criterion in ASC 606-10-25-14 (a) and SunCar accounts for each service coupon as each one contract and identifies only one performance obligation within each contract.

69. We note your disclosure on page 124 that services are ultimately provided to end- customers of your enterprise clients by after-sales service providers you engage through your online platform. We also note you control the right to services before the services are provided to customers. Please clarify if your right to service includes the ability to direct that party to provide the service to the customer on your behalf. Refer to ASC 606- 10-55-37A.

COMPANY RESPONSE: In response to the Staff’s comment, SunCar has added relevant disclosure in “Revenue Recognition - Critical Accounting Estimates” under Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of SunCar”, and “(k) Revenue recognition - Note 2. Summary of Significant Accounting Policies of Auto Services Group Limited Financial Statements of the DRS/A. The Company also made the following clarifications on SunCar’s after-sales services as below:

SunCar applied ASC 606-10-55-37A and considers that it is an entity that is a principal obtains control of services to a customer according to ASC 606-10-55-37A (b) that SunCar has the right to a service to be performed by the other party, which has the ability to direct the after-sales service providers to provide the service to customer on SunCar’s behalf, which include the following key points:

● SunCar has the ability to locate and choose service providers. When SunCar receives customer request to redeem a service coupon, SunCar has the ability to locate the after-sales service providers, according to which they provide corresponding after-sales service. By sending service requests to service providers, SunCar can direct the type of services, the time of the services to be performed, and the quality of services that service providers perform to the customers;

● SunCar is primarily responsible for the acceptability for the service meeting customer specifications. SunCar defines the service quality standards for the after-sales services provided by the service providers, and requires the after-sales service providers to establish internal management system to ensure the quality of services provided. In addition, SunCar provides training about the use of systems for relevant service personnel and SunCar directs the process of after-sales service providers to provide after-sales services, complete customer verification, and record the data of services. Therefore, customers of SunCar view SunCar as the primary obligor for fulfilling the automotive after sales services;

● SunCar bears inventory risk. In terms of unsatisfied services performed by the service providers to SunCar’s customers, SunCar assumes responsibility for receiving and resolving the complaints from customers over the quality of the service, raises the service improvement suggestions, and supervises the after-sales service providers to improve the service accordingly;

● SunCar has discretion in establishing the price with customers and with service providers and bears credit risk. SunCar negotiates service prices and payment terms with customers and service providers separately. SunCar’s customers are on a credit sales basis and SunCar bears the credit risk in terms of non-payment from SunCar’s customers.

General

70. We note that GBGR is a British Virgin Islands company with principal executive offices in Hong Kong. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, specifically with respect to any issues that may prevent the company from consummating the Business Combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added relevant disclosure on the first page of the cover page of the prospectus.

71. In an appropriate place in the proxy statement/prospectus, for example, in your risk factor on page 70 where you discuss service of legal process, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate “Enforceability” section that addresses whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has named out the directors, officers or members of senior management in the first paragraph under “Risk Factor - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against PubCo or its management named in the prospectus based on foreign laws.” In addition, the Company has added relevant disclosure regarding the difficulty of service of process under “PRC” Section of the “Enforceability Of Civil Liabilities Under U.S. Securities Laws” in the DRS/A. As for the enforceability, we respectfully advise the Staff that relevant disclosure has been made under the section mentioned above.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at (212) 407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Yongsheng Liu
Yongsheng Liu
Sole Director

cc: Giovanni Caruso